VIA EDGAR

February 12, 2015

Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:    Silicon Graphics International Corp. (the “Company”)
Form 10-K for the Fiscal Year Ended June 27, 2014
Filed September 8, 2014
File No. 000-51333

Dear Mr. Gilmore:

The Company is in receipt of the Commission’s comment letter dated February 10, 2015 addressed to Robert J. Nikl, the Company’s Chief Financial Officer, regarding the above-mentioned filing. Per the Company’s conversation with Ms. Kindelan, Commission Staff Accountant, the Company has requested, and the Commission has granted, an additional ten business days to file its response. The Company hereby confirms that, based on this extension, it will provide its response on or before Wednesday, March 11, 2015.

We thank you for your time and understanding. Should you have any questions regarding this matter, please do not hesitate to contact me at 669.900.8055, or Jennifer Pileggi, the Company’s Senior Vice President and General Counsel, at 669.900.8102.

Very truly yours,

Silicon Graphics International Corp.

/s/ Robert J. Nikl
Robert J. Nikl

Executive Vice President and
Chief Financial Officer

cc:	Jorge L. Titinger, Chief Executive Officer
Jennifer W. Pileggi, Senior Vice President and General Counsel

Melissa Kindelan, Commission Staff Accountant
Gabriel Eckstein, Commission Staff Attorney
Barbara Jacobs, Commission Assistant Director